UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

_____________

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

92047K-10-7
(CUSIP Number)

Frank Ertl Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

CUSIP No. 92047K-10-7		13D	Page 2

1		NAME OF REPORTING PERSONS	GE Capital Equity Investments, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	6,000,000 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	6,000,000 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.5% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 3

1		NAME OF REPORTING PERSON:	NBC Universal, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	6,474,309 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	6,474,309(see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,474,309 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.8% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 4

1		NAME OF REPORTING PERSON:	General Electric Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	6,000,000 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	6,000,000 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.6% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 5

1		NAME OF REPORTING PERSON:	General Electric Capital Services, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 6

1		NAME OF REPORTING PERSON:	General Electric Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[x]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7		13D	Page 7

1		NAME OF REPORTING PERSON:	National Broadcasting Company Holdings, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by National Broadcasting Company Holdings, Inc.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

This Amendment No. 15 amends the Schedule 13D filed February 25, 2009, as amended (the “Schedule 13D”), and is filed by GE Capital Equity Investments, Inc. (“GECEI”), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) (“NBC”), General Electric Capital Corporation (“GE Capital”), General Electric Capital Services, Inc. (“GECS”), General Electric Company (“GE”), and National Broadcasting Company Holding, Inc. (“NBC Holding”) (each of NBC, GE Capital, GECS, GE and NBC Holdings a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of ValueVision Media, Inc. (the “Company”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

This Amendment No. 15 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers.  If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

As previously disclosed publicly by the Company, on May 14, 2010, NBC exercised its right to have 6,452,194 shares of Common Stock it owns registered for sale pursuant to a registration statement to be filed with the Securities and Exchange Commission by the Company.  NBC is exercising its rights pursuant to the terms of the Amended and Restated Registration Rights Agreement with the Company, dated as of February 25, 2009.

Item 5.	Interest in Securities of the Issuer.

(a)           The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 15 are incorporated herein by reference.  As of May 19, 2010, (X) GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) had sole beneficial ownership of an aggregate of 6,000,000 shares of Common Stock issuable upon the exercise of the 2009 Warrants and (Y) NBC had sole beneficial ownership of an aggregate of 6,474,309 shares of Common Stock composed of (i) 6,452,194 shares of outstanding Common Stock and (ii) 22,115 shares of Common Stock issuable upon exercise of the New Performance Warrant.

Accordingly, as of May 19, 2010, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 6,000,000 shares of Common Stock, and NBC beneficially owned in the aggregate 6,474,309 shares of Common Stock, representing approximately 15.5% and 19.8%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of April 12, 2010, as reported in the Company’s Form 10-K for the fiscal year ended January 30, 2010, and filed on April 15, 2010 (32,686,735 shares), plus the shares issuable to the relevant Reporting Person upon exercise of the warrants described above).  GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC beneficially owned in the aggregate 12,474,309 shares of

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Common Stock, representing approximately 32.2% of the shares of Common Stock outstanding, determined as described above, as of May 19, 2010.

In addition, as of May 19, 2010, GECEI also owned 4,929,266 shares of Series B Preferred Stock.  Generally, as previously disclosed, under the terms of the Certificate of Designation for the Series B Preferred Stock (the “Certificate”), the shares of Series B Preferred Stock (i) are not convertible into shares of Common Stock, (ii) generally vote, with one vote per share, as a class together with the shares of Common Stock on all matters with respect to which shares of Common Stock have a right to vote, other than in the election of directors (subject to certain exceptions), (iii) generally have a separate class vote in the election of a certain number of directors and on certain other matters, and (iv) when voting as a class together with the shares of Common Stock, have their voting rights reduced, on a share-for-share basis, for every share of Common Stock issued pursuant to the exercise of the 2009 Warrants.  For purposes of Item 5 hereof and the cover pages of this Amendment 15, the shares of Series B Preferred Stock owned by GECEI are not reflected in the beneficial ownership of Common Stock of the Reporting Persons.

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)           The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 15 and (ii) Item 5(a) hereof are incorporated herein by reference.  NBC and GECEI, as a consequence of being affiliated, may from time to time consult with each other regarding the securities of the Company.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c)           None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days.  On November 11, 2009, New Performance Warrants in respect of 7,372 shares of Common Stock expired.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 38	Power of Attorney (General Electric Capital Corporation).

Exhibit 39	Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 40	Power of Attorney (General Electric Company).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2010
GE CAPITAL EQUITY INVESTMENTS, INC.

	By:	/s/ Barbara Lane
		Name:	Barbara Lane
		Title:	Managing Director

GENERAL ELECTRIC CAPITAL CORPORATION

	By:	/s/ Barbara Lane
		Name:	Barbara Lane
		Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

	By:	/s/ Barbara Lane
		Name:	Barbara Lane
		Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

	By:	/s/ Barbara Lane
		Name:	Barbara Lane
		Title:	Attorney-in-fact

NATIONAL BROADCASTING COMPANY HOLDING, INC.

	By:	/s/ Rick Cotton
		Name:	Rick Cotton
		Title:	Vice President and Assistant Secretary

NBC UNIVERSAL, INC.

	By:	/s/ Rick Cotton
		Name:	Rick Cotton
		Title:	Executive Vice President and General Counsel

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EXHIBIT INDEX

Exhibit 38	Power of Attorney (General Electric Capital Corporation).

Exhibit 39	Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 40	Power of Attorney (General Electric Company).

11